BD 3/21

05039439

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Northern Access LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Parkers Lake Road
(No. and Street)

Wayzata	MN	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Kuper — (952) 635-4664
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

120 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Mark Kuper, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Northern Access LCC for the year ended December 31, 2004, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Kuper
Principal

Subscribed to before me this 24th day of February 2005.

Notary Public

LEAH L. BARNACLE
Notary Public - Minnesota
My Commission Expires Jan. 31, 2010

Northern Access LLC

(SEC I.D. No. 8-65992)

Financial Statements and Supplemental Schedule for the Year Ended December 31, 2004, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * *

Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a Public Document

NORTHERN ACCESS LLC

TABLE OF CONTENTS

This report* contains (check all applicable boxes):

			Page
		Independent Auditors' Report.	1
(x)	(a)	Facing Page.	
(x)	(b)	Statement of Financial Condition.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholders' Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
		Notes to Financial Statements.	6
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	11
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(i)	Information relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3 Under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (not applicable).	
( )	(k)	A Reconciliation between the audited and unaudited Consolidated Statement of Financial Condition with respect to methods of consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control), bound separately, and included herein.	
( )	(o)	Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges (not required).	
( )	(p)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers (not required).	

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a(e)(3)*

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Northern Access LLC

We have audited the accompanying statement of financial condition of Northern Access LLC (the "Company") as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (g) listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2005

NORTHERN ACCESS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 621,675
Deposit with broker	1,762,538
Securities owned—at market value	8,217,765
Accounts receivable	32
TOTAL	$ 10,602,010

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold not yet purchased—at market value	$ 6,497,543
Payable to broker	473,175
Accrued expenses	157,142
	7,127,860
Stockholders' equity:	
Additional paid-in capital	3,261,411
Retained earnings	212,739
Total stockholders' equity	3,474,150
TOTAL	$ 10,602,010

See notes to financial statements.

NORTHERN ACCESS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commissions earned	$ 849,743
Investment income	167,823
Interest	4,515
Other	1,191
Total revenue	1,023,272
INTEREST EXPENSE	3,370
Net revenue	1,019,902
NON-INTEREST EXPENSES:	
Compensation and benefits	342,325
Commissions	392,534
Rent	26,289
Exchange fees, licenses, and permits	32,022
Professional services	62,351
Trading fees	7,158
Other	25,591
Total expenses	888,270
NET INCOME	$ 131,632

See notes to financial statements.

NORTHERN ACCESS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net income	$ 131,632
Adjustments to reconcile net income to cash used in operating activities:	
Noncash items included in net income—	
Net unrealized gain on securities owned	(1,133,473)
Changes in assets and liabilities:	
Deposit with broker	(1,664,412)
Accounts receivable from customers	83,937
Receivable from affiliates	2,113
Securities owned—net	(586,749)
Payable to broker	473,175
Payable to affiliates	(9,942)
Accrued expenses	117,616
Other—net	3,682
Total adjustments	(2,714,053)
Net cash used in operating activities	(2,582,421)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES—	
Capital contributions	3,091,411
INCREASE IN CASH AND CASH EQUIVALENTS	508,990
CASH—Beginning of year	112,685
CASH—End of year	$ 621,675

See notes to financial statements.

NORTHERN ACCESS LLC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Additional Paid-in Capital	Retained Earnings	Total
BALANCE—December 31, 2003	$ 170,000	$ 81,107	$ 251,107
Capital contributions	3,091,411		3,091,411
Net income		131,632	131,632
BALANCE—December 31, 2004	$3,261,411	$212,739	$3,474,150

See notes to financial statements.

1. NATURE OF BUSINESS AND OWNERSHIP

Nature of Business—Northern Access LLC (the "Company"), formed May 28, 2003, is a privately held Delaware limited liability company operating as a registered securities broker/dealer. The Company provides broker/dealer services to other broker/dealers and to nonbroker/dealers which are financial institutions, investor advisors, and hedge funds. As of September 15, 2004, the Company amended its original limited liability operating agreement to, among other things, conduct the business of a market-maker on various options and futures exchanges and in the over-the-counter markets located in the United States. Transactions are recorded on the trade date.

Subject to provisions within the operating agreement, all profits and losses of the Company shall be allocated to the members pro rata according to the members' respective percentage interests.

Ownership—As of September 15, 2004, the original limited liability company operating agreement was amended to add Telluride Capital Fund LLC as the sole member of the Company through the acceptance of an assignment from certain former members of the Company and to appoint Telluride Asset Management LLC as the manager of the Company.

As of November 1, 2004, the first amended limited liability company operating agreement was amended to add two individuals as the sole members of the Company through the acceptance of an assignment from Telluride Capital Fund LLC.

2. SIGNIFICANT ACCOUNTING POLICIES

Deposit With Broker—Amount represents cash deposits at a broker as collateral for various investment transactions.

Investments—At December 31, 2004, the Company's investments were in open futures contracts and open option positions indexed to the S&P 100 and S&P 500. Futures and options are valued at the last available bid price on the valuation date. If market quotations are not readily available, the fair value of such securities and instruments is determined by management based on current market information that management believes is representative of the fair value. No securities were valued by management in the absence of current market information as of December 31, 2004. As of December 31, 2004, the Company had $473,175 due to brokers related to open futures contracts.

Income Recognition on Option Contracts—When the Company purchases a call or put option, an amount equal to the premium paid is included in the Company's statement of financial condition as an investment, and is subsequently marked to market to reflect the current value of the option. If an option expires on the stipulated expiration date or if the Company enters into a closing sale transaction, a gain or loss is realized. If the Company exercises a call option, the cost of the security acquired is increased by the premium paid for the call. If the Company exercises a put option, a gain or loss is realized from the sale of the underlying security, and the proceeds from such sale are decreased by the premium originally paid.

When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability on the statement of financial condition and is subsequently marked to market to reflect the current value of the option. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss.

Income Recognition on Futures Contracts—The purchase or sale of futures contracts provides for the future sale by one party and purchase by another party of a specified quantity of a financial instrument or foreign currency at a fixed price on a future date. Upon entering into such a contract, the Company is required to deposit and maintain as collateral such initial margin as required by the exchange on which the contract is traded. This amount is captured as deposit with brokers in the statement of financial condition. Pursuant to the contract, the Company agrees to receive from or pay to the broker an amount equal to the daily fluctuations in the value of the contract. Such receipts or payments are known as variation margin and are recorded as unrealized gains or losses by the Company. When the contract is closed, the Company records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and value at the time it was closed.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

Commissions—Commissions are recognized as earned.

Income Taxes—The Company is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS

Financial Instruments With Off-Balance-Sheet Risk—The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures and exchange-traded and over-the-counter options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially

dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The majority of the Company's transactions with off-balance-sheet risk are short-term in duration, or approximately 60-90 days.

The fair values of derivative financial instruments as of December 31, 2004, are as follows:

	Assets	Liabilities
Option contracts	$8,217,765	$6,497,543
Forward contracts		473,175
Total	$8,217,765	$6,970,718

Concentrations of Credit Risk—The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (the "Commission") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital of $3,111,946 was $3,061,946 in excess of its required net capital of $50,000. The Company's ratio of aggregated indebtedness to net capital was 0.20 to 1 at that date.

The Company is exempt from Rule 15c3-3 of the Commission. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

5. RELATED-PARTY TRANSACTIONS

Expenses, including occupancy, compensation and benefits, and other administrative costs, are paid by affiliates and charged to the Company. This amount, which was $16,306 for 2004, is included in other expenses on the statement of operations. At December 31, 2004, no amount was payable to affiliates related to these expenses. In addition, the Company recorded revenues from affiliates of $4,045 for the year ended December 31, 2004, in the statement of operations. No amount was receivable from affiliates at December 31, 2004.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company were operating independently.

The Company anticipates distributing approximately $450,000 in distributions in the next six months.

6. SUBSEQUENT EVENT

As of January 1, 2005, the members contributed all of their membership interests in the Company to Telluride Special Investment Fund LLC (the "Fund") in consideration for membership interests in the Fund. The interests in the Fund issued were valued at an amount equal to the value of their capital accounts in the Company at December 31, 2004.

The Fund is a Delaware limited liability company which commenced operations in January 2005. The Fund was established to invest in firms engaged either directly or indirectly in market making or similar activity on stock, options, or futures exchanges or in the over-the-counter market. The Fund's investment and trading activities are managed by Telluride Asset Management LLC. Telluride Asset Management LLC acts as the manager of the Company, but will not receive a management fee. The Fund will supply substantially all of the capital for the Company.

* * * * * *

SUPPLEMENTAL SCHEDULE

NORTHERN ACCESS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

NET CAPITAL:	
Total stockholders' equity from the statement of financial condition	$ 3,474,150
Less nonallowable assets—	
Accounts receivable more than 30 days outstanding	32
Net capital before haircuts	3,474,118
Haircuts on securities	362,172
Net capital	$ 3,111,946
AGGREGATE INDEBTEDNESS:	
Total liabilities from the statement of financial condition	$ 7,127,860
Less: Securities sold not yet purchased—at market value	(6,497,543)
Aggregate indebtedness	$ 630,317
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (1)	$ 50,000
Excess net capital	$ 3,061,946
Ratio of aggregate indebtedness to net capital	0.20

(1) Calculated as the greater of $2,500 for each security in which the Company makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each security) based on the average number of such markets made by the Company during the 30 days immediately preceding the computation date, but not more than $1,000,000, or 6-2/3% of aggregate indebtedness, but not less than $5,000.

Deloitte.

Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 25, 2005

Northern Access LLC
Wayzata, Minnesota

In planning and performing our audit of the financial statements of Northern Access LLC (the "Company") as December 31, 2004 (on which we issued our report dated February 25, 2005), we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's

internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP